UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                  SCHEDULE 13G

                            -------------------------

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                           IBIS TECHNOLOGY CORPORATION
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    450909106
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1 (b)
|X|      Rule 13d-1 (c)
|_|      Rule 13d-1 (d)



-------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP  NO. 450909106                   13G                     Page 2 of 8 Pages






1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Puglisi Capital Partners, L.P. 86-0878215


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:               (a)  |X|
                                                                      (b)  |_|

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

     NUMBER OF SHARES                      5. SOLE VOTING POWER: 0
     BENEFICIALLY OWNED
     BY EACH REPORTING PERSON WITH         6. SHARED VOTING POWER: 299,200

                                           7. SOLE DISPOSITIVE POWER: 0

                                           8. SHARED DISPOSITIVE POWER: 299,200


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 299,200


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:* |_|

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 3.1%


12.  TYPE OF REPORTING PERSON*: PN









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CUSIP  NO. 450909106                    13G                    Page 3 of 8 Pages






1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Mr. Jeffrey J. Puglisi

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:            (a)  |X|
                                                                   (b)  |_|


3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

     NUMBER OF SHARES           5.  SOLE VOTING POWER: 417,900
     BENEFICIALLY OWNED
     BY EACH REPORTING          6.  SHARED VOTING POWER: 299,200
     PERSON WITH
                                7 . SOLE DISPOSITIVE POWER: 417,900

                                8.  SHARED DISPOSITIVE POWER: 309,710

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 727,610

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:* |_|

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.7%

12.  TYPE OF REPORTING PERSON*: IN









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CUSIP  NO. 450909106                   13G                     Page 4 of 8 Pages





1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Puglisi & Co., Inc. - 86-060992



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:         (a)  |X|
                                                                (b)  |_|

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

         NUMBER OF SHARES             5.   SOLE VOTING POWER: 10,510
         BENEFICIALLY OWNED
         BY EACH REPORTING            6.   SHARED VOTING POWER: 0
         PERSON WITH
                                      7.   SOLE DISPOSITIVE POWER: 0

                                      8.   SHARED DISPOSITIVE POWER: 10,510

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,510

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:* |_|

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): .001%

12.  TYPE OF REPORTING PERSON*: IN




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CUSIP  NO. 450909106                  13G                      Page 5 of 8 Pages




         Amendment No. 1 to Schedule 13G of Puglisi Capital Partners, L.P., Mr. Jeffrey J. Puglisi and Puglisi & Co., Inc. with respect to the common stock, par value $.008 per share (the"Common Stock") of IBIS Technology Corporation, a Massachusetts corporation (the"Company").

ITEM 1 (a)        NAME OF ISSUER:
                  IBIS Technology Corporation

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  32 Cherry Hill Drive, Danvers, MA 01923

ITEM 2 (a)        NAME OF PERSON FILING:
                  Puglisi Capital Partners, L.P.
                  Mr. Jeffrey J. Puglisi
                  Puglisi & Co.

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  Puglisi Capital Partners, L.P.
                  399 Park Avenue
                  37th Floor
                  New York, NY 10022

                  Mr. Jeffrey J. Puglisi
                  c/o Puglisi & Co., Inc.
                  399 Park Avenue 37th
                  Floor New York, NY 10022

                  Puglisi & Co., Inc.
                  399 Park Avenue
                  37th Floor
                  New York, NY 10022

ITEM 2 (c)        CITIZENSHIP:
                  Puglisi Capital Partners, L.P. is a limited partnership organized under the laws of the State of Delaware. Mr. Puglisi is a citizen of the United States of America and Puglisi &
                  Co., Inc. is a corporation organized under the laws of the state of Delaware.

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:
                  Common Stock, par value $.008 per share (the "Common Stock")


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CUSIP  NO. 450909106                    13G                    Page 6 of 8 Pages





ITEM 2 (e)        CUSIP NUMBER:
                  450909106

ITEM (3) IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) or (C), CHECK WHETHER THE PERSON FILING IS A:

                  (a)   (   )  Broker or Dealer registered under Section 15 of
                               the Securities Exchange Act of 1934 (the "Act")
                  (b)   (   )  Bank as defined in Section 3(a)(6) of the Act
                  (c)   (   )  Insurance Company as defined in Section 3(a)(19)
                               of the Act
                  (d)   (   )  Investment Company registered under Section 8 of
                               the Investment Company Act of 1940
                  (e)   (   )  An investment adviser in accordance with Rule
                               13d-1(b)(1)(ii)(E);
                  (f)   (   )  An employee benefit plan or endowment fund in
                               accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g)   (   )  A parent holding company or control person in
                               accordance with Rule 13d-1(b)(1)(ii)(G);
                  (h)   (   )  A savings association as defined in Section 3(b)
                               of the Federal Deposit Insurance Act;
                  (i)   (   )  A church plan that is excluded from the
                               definition of an investment company under Section
                               3(c)(14) of the Investment Company Act;
                  (j)   (   )  A Group, in accordance with Rule
                               13d-1(b)(1)(ii)(J).

       If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

ITEM 4.           OWNERSHIP

                  (a) Amount Beneficially Owned:
                      727,610

                  (b) Percentage of Class:
                      7.7% (based on the 9,436,170 shares reported to be outstanding on November 1,2002 in the Company's Form 10-Q for the quarterly period ended September 30, 2002)



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CUSIP  NO. 450909106                   13G                     Page 7 of 8 Pages




                  (c)   Number of shares as to which such person has:

                        (i)   sole power to vote or to direct the vote:  -0-

                        (ii)  shared power to vote or to direct the
                              vote: 436,275

                        (iii) sole power to dispose or to direct the
                                    disposition of: -0-


                        (iv)  shared power to dispose to direct the
                              disposition of: 436,275

         Puglisi Capital Partners, L.P. has the power to vote and dispose of its shares of the Common Stock, which power may also be exercised by Mr. Jeffrey J. Puglisi, as the Managing Member of JJP Partners, LLC, the general partner of Puglisi Capital Partners, L.P. Puglisi & Co., Inc. has the power to vote and dispose of its shares of the Common Stock which power may also be exercised by Mr. Jeffrey J. Puglisi as President of Puglisi & Co., Inc.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON
                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP
                  Not applicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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CUSIP  NO. 450909106                   13G                     Page 8 of 8 Pages



                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2003


PUGLISI CAPITAL PARTNERS, L.P.                       /s/ Jeffrey J. Puglisi
                                                     ---------------------------
By:    JJP Partners, LLC, General Partner            Jeffrey J. Puglisi



By: /s/ Jeffrey J. Puglisi                           PUGLISI & CO., INC.
    ------------------------------------
        Jeffrey J. Puglisi
        Managing Member                              By: /s/ Jeffrey J. Puglisi
                                                        ------------------------
                                                         Jeffrey J. Puglisi
                                                         President